

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2018

Robert Grosshandler
President
iConsumer Corp.
73 Greentree Drive, #558
Dover, Delaware 19904

> **Re: iConsumer Corp.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed March 9, 2018**
> **File No. 024-10795**

Dear Mr. Grosshandler:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A/A filed March 9, 2018

Risk Factors
The company is depending on the incentive of ownership in the company to attract customers., page 7

1. We note that the amount of the reward to consumers will vary depending upon the product being purchased. However please clarify whether the relative split between stock and Bitcoin will remain the same regardless of the purchase. If not, explain why and how this will be communicated to consumers. Explain your statements "[h]istorically, the amount of the incentive is calculated based upon a consumer receiving ownership priced at the most recent price for its equity. The company anticipates changing this calculation up and down, due to the market or other forces."

<u>The prices of blockchain assets are extremely volatile, page 11</u>

2.   We note your statement in response to our prior comment 5 that the company will bear the exchange rate risk between the time the cryptocurrency is tendered and the date the investment is accepted and exchanged for U.S. Dollars, and that this lapse in time will be typically less than a week. Please revise to include this information in your risk factor.

<u>Plan of Distribution, page 15</u>

3.   You indicate that the company is initially "offering its securities in all states other than Texas, Florida, Arizona, Nebraska, New Jersey, Washington and North Dakota." Clarify whether this means that you will not permit member purchases in those states.

4.   You state in response to our prior comment 5 that you may accept a wide variety of cryptocurrencies in payment. Substantially revise your Plan of Distribution to clearly explain the process for making payment in cryptocurrencies. Such discussion should include a definitive timeframe for when payment must be submitted, accepted for payment, converted to dollars and shares issued to the investor. Clarify whether the timeframe that you may hold an investor's funds is indefinite due to the uncertainty as to how long due diligence may take.

<u>The Incentive Program, page 17</u>

5.   We note your statement that "rebates that are to be delivered as Bitcoin are typically calculated as a percentage of the purchase price." However, it is unclear when the member is credited with Bitcoin. We note that the member may not transfer the Bitcoin until after the right of return of the purchased goods expires; however during this time is the purchaser's earned award expressed in dollars until the right of return expires and the person requests a transfer of Bitcoin? In addition, after the right of return expires, may a member request a conversion to Bitcoin, but keep the Bitcoin in the company's cryptocurrency wallet?

<u>Securities Being Offered, page 29</u>

6.   We note your response to our prior comment 15. Clarify that preferred shares held by a shareholder as of January 12, 2018 that are transferred will no longer have the liquidation preference. Clarify whether shareholders who earned shares through your rewards program prior to January 12, 2018 are considered shareholders of record. Tell us your basis under applicable state corporate law for issuing the same series of preferred stock with different rights, and why this amendment was necessary for quotation of your preferred stock on the OTCQB market.

<u>General</u>

7.   We note that you encourage existing members to recruit persons to become members. We note that if a member successfully recruits a new member, the member earns "5% of their

shopping earnings for life." Clarify whether this reward is paid in the form of stock. Please tell us why members who recruit persons to become members through shopping (which involves the receipt of rewards stock following qualified purchases) are not acting as unregistered broker-dealers.

8.   With regard to your response to our prior comment 16, we note your statement that the company has not issued any shares since May 2017. We note, however, that your website continues to offer shares with every purchase, and it appears that customers have continued to earn shares since that time. Tell us how many shares have been earned since May 23, 2017 and the current status of those shares. Please provide us your analysis of why the continuation of your rewards program since February 13, 2018, the date on which your prior Form 1-A was required to be updated under 252(f) of Regulation A, does not constitute an ongoing offer and sale pursuant to Section 5 of the Securities Act of 1933.

9.   We note your response to our prior comment 1. Further revise your offering statement to remove all references to blockchain technologies, tokens or cryptocurrencies other than Bitcoin because you are only offering Bitcoin as part of your rebate program. If you retain any discussion referencing future cryptocurrency ventures, you must disclose where you are in development, what must still be done, how much has been spent to date to develop the venture and how much must still be spent for the venture to come to fruition.

10.   We note your response to our prior comment 15. Please file the amended certification of designations as an exhibit.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief, at (202) 551- 3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

                                     Division of Corporation Finance
                                     Office of Telecommunications

cc: Jeanne Campanelli